Securities and Exchange Commission,

Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Textainer Group Holdings Limited

(Name of Issuer)

Common Shares, $0.01 par value per share

(Title of Class of Securities)

G8766E109

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d–1(b)

☐ Rule 13d–1(c)

☒ Rule 13d–1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G8766E109

(1)	Names of reporting persons Isam K. Kabbani
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization Saudi Arabia
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 694 (see Item 4)
(6) Shared voting power 2,651,975 Common Shares (see Item 4)
(7) Sole dispositive power 694 (see Item 4)
(8) Shared dispositive power 2,651,975 Common Shares (see Item 4)
(9)	Aggregate amount beneficially owned by each reporting person 2,652,669 Common Shares (see Item 4)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9) 5.4%
(12)	Type of reporting person (see instructions) IN

CUSIP No. G8766E109

(1)	Names of reporting persons IKK Foundation
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization Liechtenstein
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 2,651,975 Common Shares (see Item 4)
(7) Sole dispositive power 0
(8) Shared dispositive power 2,651,975 Common Shares (see Item 4)
(9)	Aggregate amount beneficially owned by each reporting person 2,651,975 Common Shares (see Item 4)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9) 5.4%
(12)	Type of reporting person (see instructions) OO

Item 1(a). Name of issuer: Textainer Group Holdings Limited

Item 1(b). Address of issuer’s principal executive offices:

Century House

16 Par-La-Ville Road

Hamilton HM 08

Bermuda

Item 2(a). Name of person filing:

This statement on Schedule 13G (this “Statement”) is being filed by Isam K. Kabbani, a director of the Issuer, and IKK Foundation (collectively, the “Reporting Persons”) pursuant to Rule 13d-1(k) promulgated by the United States Securities and Exchange Commission pursuant to Section 13 of the Act.

The Reporting Persons have entered into a Joint Filing Agreement, dated February 9, 2012, a copy of which is attached as Exhibit 99.1 to this Statement, pursuant to which the Reporting Persons agreed to file this Statement and any amendments hereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

The Reporting Persons may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Act. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Statement.

Item 2(b). Address or principal business office or, if none, residence:

Isam K. Kabbani

P.O. BOX 16375

JEDDAH 21464

Saudi Arabia

IKK Foundation

Lova Center

PO Box 1150

FL-9490 Vaduz Liechtenstein

Item 2(c). Citizenship:

Isam K. Kabbani is a citizen of Saudi Arabia.

IKK Foundation was established under the laws of the Principality of Liechtenstein.

Item 2(d). Title of class of securities:

Common Shares, $0.01 par value per share

Item 2(e). CUSIP No.:

G8766E109

Item 3. If this statement is filed pursuant to §§240.13d–1(b) or 240.13d–2(b) or (c), check whether the person filing is a: Not applicable.

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a–8);

(e)	☐ An investment adviser in accordance with §240.13d–1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d–1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with §240.13d–1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a–3);

(j)	☐ A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with §240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution:

Item 4. Ownership.

(a) Amount beneficially owned:

IKK Foundation is a foundation domiciled in the Principality of Liechtenstein. Isam K. Kabbani is the first beneficiary of IKK Foundation and, accordingly, during his lifetime is the only beneficiary of the assets of IKK Foundation. Mr. Kabbani also has the right, pursuant to the charter documents of IKK Foundation, to request at any time attribution of all or any part of the assets of IKK Foundation.

Mr. Kabbani has been granted management power over assets of IKK Foundation by the Board of Directors (hereinafter, “Board of Directors” or “Council”) of IKK Foundation. As a result, each of the Board of Directors of IKK Foundation and Mr. Kabbani has voting and investment power over 2,651,975 Common Shares of the Issuer held by IKK Foundation. Vulcan Corporate Services Inc., a member of the Board of Directors of IKK Foundation, has separately been authorized by IKK Foundation, in its individual capacity, to act alone and to represent IKK Foundation alone.

In addition, Mr. Kabbani holds in his individual capacity an additional 694 Common Shares of the Issuer. The filing of this Statement on behalf of IKK Foundation should not be construed as an admission that it is, and it disclaims that it is, the beneficial owner, as defined in Rule 13d - 3 promulgated under the Act, of any of the Common Shares of the Issuer held by Mr. Kabbani in his individual capacity.

(b) Percent of class: 5.4%.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

See the response to Item 5 of the cover page for each Reporting Person.

(ii) Shared power to vote or to direct the vote:

See the response to Item 6 of the cover page for each Reporting Person.

(iii) Sole power to dispose or to direct the disposition of:

See the response to Item 7 of the cover page for each Reporting Person.

(iv) Shared power to dispose or to direct the disposition of:

See the response to Item 8 of the cover page for each Reporting Person.

Item 5. Ownership of 5 Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐. Not applicable.

Item 6. Ownership of More than 5 Percent on Behalf of Another Person.

See the response to Item 4(a) and Item 4(b) above.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

Not applicable.

Signature. After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2012

By:	/s/ Isam K. Kabbani
Name:	Isam K. Kabbani

IKK FOUNDATION

/s/ Philippe Mihail /s/ Thierry Darreau

By:	VULCAN CORPORATE SERVICES INC.
Name:	Philippe Mihail and Thierry Darreau
Title:	Directors of Vulcan Corporate Services Inc., as member of the Council of Foundation